SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934American Shared Hospital Services (Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

029595105
(CUSIP Number)

Ernest A. Bates, M.D.
American Shared Hospital Services
Four Embarcadero Center, Suite 3700
San Francisco, CA  94111-4107
Tel. No.: (415) 788-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2010
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 029595105
_________________________________________________
(1) Names of reporting persons - Edward A. Corcoran (SS# ###-##-####)

_____________________________________________________________________
(2) Check the appropriate box if a member of a group (see instructions)
- Not Applicable
(a)..................................................................
(b)..................
_______________________________________________
(3) SEC use only ....................
_______________________________
(4) Source of funds (see instructions) - Personal Funds
_____________________________________________________________________
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) - Not Applicable
______________________________________________________________________
(6) Citizenship or place of organization - USA
_____________________________________________________________________
Number of shares beneficially owned by each reporting person with:
____________________________________________________________
(7)Sole Voting Power - 270,300
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(8)Shared Voting Power - - Not Applicable
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(9)Sole Dispositive Power - 270,300.
_______________________________
(10)Shared Dispositive Power- Not Applicable
_____________________________________________________________________
(11)Aggregate Amount Beneficially Owned by Each Reporting Person -
270,300
_____________________________________________________________
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) - Not Applicable
_________________________________
(13)Percent of Class Represented by Amount in Row (11) -

5.9% of the issued and outstanding common stock
_____________________________________________________________________
(14)Type of Reporting Person (See Instructions) - Individual
Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares") of American Shared hospital Services, a California Corporation. The principal executive office of the Issuer is located at Four Embarcadero Center, Suite 3700,
San Francisco, California 94111.
Item 2. Identity and Background
This statement is being filed by Edward A. Corcoran, an individual ("Mr. Corcoran) who acquired the Shares on January 19, 2010.
The address of Mr. Corcoran is 116 Iroquois Drive, Clarendon Hills, Illinois 60514 (630) 468-2230
Item 3. Source and Amount of Funds or Other Consideration
The source of funds used by Mr. Corcoran to purchase the Shares was the personal funds of Mr. Corcoran.
Item 4. Purpose of Transaction
The securities to which this Schedule 13D relates were acquired and are held for investment purposes. Mr. Corcoran has no present plans or proposals which relate to or would result in: (a) the to acquisition by Mr. Corcoran of additional shares of the issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer;
(f) any other material change in the issuer's business or
corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or
proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or
instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
As of January 19, 2010, the aggregate number and percentage of the common stock of the issuer beneficially owned by Mr. Corcoran is 270,300 and 5.9% respectively. Mr. Corcoran has the sole power
to vote or dispose of all   of   his Shares.  No other person
has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Mr. Corcoran has not effected any transactions involving the securities of the Issuer in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Corcoran and any other person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
None
Signature.
After reasonable inquiry and to the best of my knowledge nd belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October __, 2011Signature: /s/ Edward A. Corcoran

___________________
Name:            Edward A. Corcoran